MATTERS SUBMITTED TO A SHAREHOLDER VOTE (Unaudited) -

A special meeting of shareholders of the Funds was held on September 9, 2005, to approve a new investment advisory agreement with Hennessy Advisors, Inc. and was approved by such Fund’s voting shares:

Fund	For	Against	Abstain
Hennessy Total Return Fund	4,976,605	144,093	104,250
Hennessy Balanced Fund	1,317,554	11,278	11,034